QuickLinks -- Click here to rapidly navigate through this document

[LETTERHEAD OF SHEARMAN & STERLING LLP]

March 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Perry Hindin
                    Tim Buchmiller

Re:	Boston Scientific Corporation Joint Proxy Statement/Prospectus on Form S-4 Filed February 6, 2006 SEC File No. 333-131608

Dear Messrs. Hindin and Buchmiller:

        On behalf of our client, Boston Scientific Corporation ("Boston Scientific"), and on behalf of Guidant Corporation ("Guidant"), set forth below are the responses of Boston Scientific and Guidant to the comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated February 23, 2006, concerning the Joint Proxy Statement/Prospectus on Form S-4 (the "Form S-4") filed by Boston Scientific with the Commission on February 6, 2006. Boston Scientific submitted to the Commission yesterday, via EDGAR, Amendment No. 1 to the Form S-4 (the "Amendment") incorporating, where necessary, additional information or amendments requested by the Staff.

        For your convenience, the responses below follow the sequentially numbered Comments from your letter of February 23, 2006. All pages referenced in the responses set forth below refer to page numbers in the Amendment. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

General

1.
Please update your filing to include any known information about your or Guidant's financial position or results of operations during your or Guidant's last completed fiscal year or quarter or for any more recent developments that would be material to your or Guidant's shareholders. If you do not have any such information, please so indicate in your response letter.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment to include financial information as of and for the year ended December 31, 2005, updated pro forma information for such period and certain more recent developments that would be material to Boston Scientific's or Guidant's shareholders. For example, the disclosure relating to Boston Scientific's competition filing with the European Commission on page 19 of the Amendment has been updated and the risk factor entitled "The combined company may not meet regulatory quality standards applicable to its manufacturing and quality processes, which could have an adverse effect on the business, financial condition or results of operations of the combined company" beginning on page 30 of the Amendment has been modified in response to an observation received by Guidant from the FDA in February 2006. We also note that Guidant filed its Form 10-K for the year ended December 31, 2005 on February 22, 2006 (the "Guidant 10-K") and Boston Scientific filed its Form 10-K for the year ended December 31, 2005 on March 1, 2006 (the "Boston Scientific 10-K"), each of which are incorporated by reference into the Amendment.

Outside Front Cover Page of Joint Proxy Statement/Prospectus

2.
In the forepart of your prospectus, please highlight the trading price of Boston Scientific's and Guidant's common stock as of January 24, 2006 (the last full trading day prior to the public announcement of the execution of the merger agreement) and as of a recent practical date. Clearly compare this information with the pro forma equivalent value per share of Guidant's common stock as of January 24, 2006 and as of a recent practicable date. Also, disclose the implied value of the total consideration to be paid to Guidant's shareholders based on the closing price of Boston Scientific's common stock as of January 24, 2006 and as of a recent practical date.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see pages 2, 8 and 20 of the Amendment.

3.
Please indicate the minimum and maximum number of shares of Boston Scientific common stock that may be issued in connection with the merger on the cover page of the joint proxy statement/prospectus.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see the "Dear Shareholders" letter and page 9 of the Amendment.

Forepart of Prospectus

4.
Given that the exchange ratio will be determined using the average closing prices of your common stock during the 20 consecutive trading day period ending three days prior to the closing of the merger, which may be after your and Guidant's special meetings, please clarify in the forepart of your prospectus the time period anticipated between the date of the special meetings and the closing of the merger.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see page 6 of the Amendment.

5.
We note that Guidant Corporation has historically paid a dividend on its shares of common stock. Please clarify in the forepart of your prospectus whether you have historically paid dividends and whether you currently intend to pay dividends on your common stock after the consummation of the merger.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment to indicate that Boston Scientific does not intend to pay dividends in the future. Please see page 20 of the Amendment.

How will Boston Scientific pay for the cash portion of the merger consideration?, page 3

6.
Please describe the general terms, including, at a minimum, the interest rate and term, of the financing(s) contemplated by the commitment letter from Bank of America, N.A. and Merrill Lynch in which those entities committed to provide, in the aggregate, financing of up to $14 billion. Please file the commitment letter, as revised, and any subsequent definitive agreements as exhibits to your registration statement.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see the cross reference on page 3 to "The Merger—Financing of the Merger" beginning on page 94 of, and exhibit 10.5 (the commitment letter) to, the Amendment.

  Risk Factors, page 25

7.
To the extent material, please supplement your disclosure to discuss the risks associated with the recent patent claims Medinol Ltd. filed with the World Intellectual Property Organization against Boston Scientific.

  On February 20, 2006, the WIPO Arbitration and Mediation Center received a request from Medinol Ltd. to arbitrate the alleged infringement by Boston Scientific's Liberté™ bare metal stent and TAXUS® Liberté™ paclitaxel-eluting stent systems of two United States and one European patent owned by Medinol. The request was made pursuant to the Settlement Agreement between Boston Scientific and Medinol. The Settlement Agreement provides, among other things, that Medinol may only seek reasonable royalties and is specifically precluded from seeking injunctive relief. As a result, Boston Scientific does not expect the outcome of this proceeding to have a material impact on the continued sale of the Liberté™ stent system internationally or in the United States, the continued sale of the TAXUS® Liberté™ stent system internationally or the launch of the TAXUS® Liberté™ stent system in the United States; therefore, Boston Scientific does not believe the risks rise to the level of materiality to warrant specific inclusion in the "Risk Factors" section of the Amendment. We do note, however, that disclosure substantially similar to that above is contained in "Note J—Commitments and Contingencies" to the financial statements in the Boston Scientific 10-K.

8.
We refer you to that certain article in the Boston Globe dated February 17, 2006, entitled "Medinol Ruling Hits Guidant." In your response letter, please summarize the recent ruling in favor of Medinol in its patent suit against Guidant and confirm if the ruling by Judge Shira Scheindlin described in the article is the February 10, 2006 court ruling on summary judgment motions referred to in the second full paragraph on page 66 of Guidant's Form 10-K filed February 22, 2006. To the extent material, please supplement your disclosure to discuss the salient facts of the most recent ruling in this case and the resulting risks to Guidant and, following consummation of the merger, to Boston Scientific.

  The ruling by Judge Shira A. Scheindlin of the Southern District of New York described in the Boston Globe article dated February 17, 2006 is the court ruling on summary judgment motions referred to in the second full paragraph on page 66 of the Guidant 10-K. This is a patent infringement case in which Medinol alleged, on April 14, 2003, that Guidant's coronary stent delivery systems known as the MULTI-LINK PENTA®, MULTI-LINK ZETA®, and MULTI-LINK VISION® infringe five Medinol patents relating to stent design. Medinol's complaint seeks injunctive relief and monetary damages.

  After the court provided its claim construction order dated September 30, 2004, Medinol withdrew its infringement allegations with respect to two of the five initially asserted patents-in-suit. With pending summary judgment motions on the issues of patent infringement and invalidity, the court first ruled on December 27, 2005, denying Guidant's summary judgment motion on invalidity, and stating that there remain disputed issues of material fact, necessitating a trial to determine whether the asserted patents are invalid or not invalid.

  In the February 10, 2006 opinion and order referenced in the Boston Globe article, the court granted Guidant's summary judgment motion that the Guidant products do not infringe two of the three remaining patents-in-suit, either literally or by the doctrine of equivalents. However, the court did rule that that the remaining one Medinol patent was literally infringed. Ultimately, only a patent found to be not invalid can be infringed. Guidant still has a pending counterclaim that the Medinol patents are invalid, and thus, the court noted that "the patents-in-suit could yet be deemed invalid." This litigation is still at an intermediate stage and the court has scheduled a conference for March 6, 2006 where "the parties should be prepared to discuss when and how to proceed on Guidant's counterclaim for a declaratory judgment of patent invalidity." Guidant anticipates that a jury trial on the issue of invalidity will be scheduled to take place at a yet to be determined future date. Should it be reached, the issue of damages would be determined at a later trial, also yet to be scheduled. Issues of infringement, invalidity and damages are generally appealable to the U.S. Court of Appeals for the Federal Circuit, the specialized appeals court for patent matters.

  Guidant does not believe that the outcome of the recent ruling will pose material risks to the business, financial condition and results of operations of Guidant in addition to those described in the risk factor entitled "Pending and future intellectual property litigation could be costly and disruptive to the combined company "beginning on page 31 of the Amendment. In addition, Boston Scientific believes that pursuant to the Settlement Agreement between Boston Scientific and Medinol, after the merger, any asserted infringement by Medinol with respect to products sold by the combined company after closing would be subject to the arbitration process provided for in the Settlement Agreement. Accordingly, Boston Scientific does not believe that the outcome of the ruling will pose a material risk to Boston Scientific after consummation of the merger.

9.
We note your discussion on page 34 indicating that Boston Scientific expects to launch its TAXUS Liberte stent system in the United Stated during the second half of 2006, subject to regulatory approval. We also note your disclosure on page 30 regarding the FDA warning letters you and Guidant have each received in January 2006. To the extent material, please supplement your disclosure to discuss the specific risks related to your launch of the Taxus Liberte stent system and your ability to maintain market share arising from the January 26, 2006 FDA warning letter and its related sanctions. In addition, following consummation of the merger and assuming you address the deficiencies cited in this FDA letter prior to the launch of the Taxus Liberte stent system, what effect, if any, do you expect the January 3, 2006 FDA warning letter issued to Guidant will have on the FDA's approval of the Taxus Liberte stent system?

  The FDA warning letter received by Boston Scientific stated that the FDA will not grant Boston Scientific's requests for exportation certificates to foreign governments or approve pre-market approval applications for our class III devices to which the quality control or current good manufacturing practices deficiencies described in the letter are reasonably related until the deficiencies described in the letter have been corrected. Boston Scientific intends to resolve the quality issues cited by the FDA prior to the anticipated launch of its TAXUS® Liberté™ drug-eluting stent system in the United States and therefore does not anticipate delays of these products; however, the disclosure in the Amendment has been supplemented to indicate that "if Boston Scientific is unable to resolve the issues raised by the FDA in its warning letters to the satisfaction of the FDA on a timely basis, Boston Scientific may not be able to launch its new class III devices as planned, including the proposed launch of its TAXUS® Liberté™ drug-eluting stent system in the United States in the second half of 2006." Please see page 31 of the Amendment. In addition, Boston Scientific does not expect the FDA warning letter received by Guidant with respect to cardiac rhythm management devices to have an impact on the approval of Boston Scientific's TAXUS® Liberté™ drug-eluting stent system.

The combined company will derive a significant portion of its revenue...page 33

10.
You disclose that coronary stent revenues for the combined company on a pro forma basis represent approximately 20% of its consolidated net sales during the nine month period ending September 30, 2005. To the extent material, please supplement this risk factor to discuss the impact of Johnson & Johnson's drug-coated stent products on your market share.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see the risk factor entitled "The combined company will derive a significant portion of its revenues from the sale of drug-eluting coronary stent systems and a decline in the combined company's market share of drug-eluting coronary stents may adversely affect the combined company's results of operations and financial condition" beginning on page 34 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 125

Pro Forma Adjustments; paragraph (d), page 135

11.
With a view towards revised disclosure, please tell us whether your assumption of a weighted average interest rate of 6.19% is a reasonable estimate in light of your disclosure in your risk factor entitled "Boston Scientific expects that, upon consummation of the merger, the credit ratings of the combined company will be downgraded from Boston Scientific's current credit ratings and it is possible that the combined company's credit ratings could fall below investment grade," and in light of any recent developments in that regard. Please expand your disclosure to explain in more detail how you calculated the weighted average interest rate and clarify how potential downgrades would affect that calculation.

  We note the Staff's comment relating to expanding Boston Scientific's disclosure to explain in more detail how it calculated the weighted average interest rate and clarifying how potential downgrades would affect that calculation. The disclosure in the Amendment has been modified in response to this comment. Please see pages 134 and 135 of the Amendment. The revised total weighted average interest rate used to calculate the pro forma interest expense is 6.08% in the Amendment versus 6.19% used in the original pro forma financial information contained in the Form S-4. The decrease is attributable to Boston Scientific having used conservative estimates regarding interest rate margins at the time the Form S-4 was filed, since indicative ratings from the rating agencies were not available at such time. As described in the revised disclosure, the credit rating agencies have since indicated their indicative long-term credit ratings and, as such, Boston Scientific has adjusted its interest rate estimates accordingly.

Undertakings

12.
Include the undertakings required by Item 512(a) of Regulation S-K. See Section II.F of SEC Release 33-6578 (April 23, 1985).

  We note the Staff's comment. The Amendment has been modified in response to this comment. Please see page II-3 of the Amendment.

*  *  *

        Filed with this letter is a statement from Boston Scientific and Guidant making the acknowledgements requested in your letter of February 23, 2006.

        Boston Scientific and Guidant believe that the foregoing has been responsive to the Staff's comments.

        If you have any questions related to this letter, please contact Peter D. Lyons of Shearman & Sterling LLP at (212) 848-7666 or Clare O'Brien of Shearman & Sterling LLP at (212) 848-8966 or Scott D. Petepiece of Shearman & Sterling LLP at (212) 848-8576. Please send any further comments via facsimile to Peter D. Lyons, Clare O'Brien and Scott D. Petepiece at 212-848-7179.

Very truly yours,
/s/ Peter D. Lyons Peter D. Lyons
cc:	Paul W. Sandman, Boston Scientific Corporation
Bernard E. Kury, Guidant Corporation
Clare O'Brien, Shearman & Sterling LLP
Scott D. Petepiece, Shearman & Sterling LLP
Charles W. Mulaney, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
Brian W. Duwe, Skadden, Arps, Slate, Meagher & Flom LLP

[SHEARMAN & STERLING LLP LETTERHEAD]

March 2, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549
Attention:	Perry Hindin Tim Buchmiller

Re:	Boston Scientific Corporation Joint Proxy Statement/Prospectus on Form S-4 Filed February 6, 2006 SEC File No. 333-131608

Dear Messrs. Hindin and Buchmiller:

        On behalf of our client, Boston Scientific Corporation ("Boston Scientific"), and on behalf of Guidant Corporation ("Guidant"), set forth below are the responses of Boston Scientific and Guidant to the additional comments (the "Comments") of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated March 1, 2006, concerning the Joint Proxy Statement/Prospectus on Form S-4 (the "Form S-4") filed by Boston Scientific with the Commission on February 6, 2006. Boston Scientific submitted to the Commission yesterday, via EDGAR, Amendment No. 1 to the Form S-4 (the "Amendment") incorporating, where necessary, additional information or amendments requested by the Staff.

        For your convenience, the responses below follow the sequentially numbered Comments from your letter of February 23, 2006. All pages referenced in the responses set forth below refer to page numbers in the Amendment. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Amendment.

1.
We note the revisions you have made in response to our prior comment 2. After the first occurrence of your disclosure of the trading price of Boston Scientific's and Guidant's common stock as of January 24, 2006 and as of a recent practical date, please clearly compare that information with the implied aggregate merger consideration per share of Guidant's common stock.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see page 2 of the Amendment.

2.
We note from your revised disclosure on page 95 that of the $14 billion available pursuant to the commitment letter, you will only be using approximately $7.1 billion to finance the cash portion of the merger consideration. Please revise your disclosure to clarify why you have secured a commitment in excess of the amount you intend to use to fund the cash portion of the merger consideration. Also, please disclose the fees that Boston Scientific will incur as a result of obtaining the financing arrangements contemplated in the commitment letter.

  We note the Staff's comment. The disclosure in the Amendment has been modified in response to this comment. Please see page 95 page of the Amendment.

3.
Please disclose, if true, that the amount available under the revolving facility will be reduced by the amount of the proceeds you receive from the sale or your securities to Abbott.

  We note the Staff's comment. As discussed with the Staff, pursuant to the commitment letter, the aggregate amount available under the Revolving Credit Facility is $2 billion. The entire $2 billion amount, less the amount of the proceeds received from Abbott's equity investment, will be available on the closing date to fund the cash portion of the merger consideration. Notwithstanding that the amount available on the closing date will be reduced by the amount of Abbott's equity investment, the full $2 billion commitment under the Revolving Credit Facility will continue to be available after the closing date for working capital and other corporate purposes. Because Boston Scientific does not anticipate using the Revolving Credit Facility to fund the cash portion of the merger consideration, we do not believe that this level of detail is material to investors.

*        *        *

        Boston Scientific and Guidant believe that the foregoing has been responsive to the Staff's comments.

        If you have any questions related to this letter, please contact Peter D. Lyons of Shearman & Sterling LLP at (212) 848-7666 or Clare O'Brien of Shearman & Sterling LLP at (212) 848-8966 or Scott Petepiece of Shearman & Sterling LLP at (212) 848-8576. Please send any further comments via facsimile to Peter D. Lyons, Clare O'Brien and Scott Petepiece at 212-848-7179.

Very truly yours,
/s/ Peter D. Lyons Peter D. Lyons

cc:	Paul W. Sandman, Boston Scientific Corporation
Bernard E. Kury, Guidant Corporation
Clare O'Brien, Shearman & Sterling LLP
Scott D. Petepiece, Shearman & Sterling LLP
Charles W. Mulaney, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
Brian W. Duwe, Skadden, Arps, Slate, Meagher & Flom LLP

2

[Boston Scientific Letterhead]

March 2, 2006

VIA EDGAR TRANSMISSION AND FACSIMILE

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Perry Hindin Tim Buchmiller

Request for Acceleration of Boston Scientific Corporation
Registration Statement on Form S-4 (File No. 333-131608)

Dear Mr. Hindin:

        Pursuant to Rule 461 of Regulation C, we request that the effective date of the Registration Statement on Form S-4 (File No. 333-131608) (the "Registration Statement") of Boston Scientific Corporation ("Boston Scientific"), originally filed on February 6, 2006 and the amendment thereto filed on March 2, 2006, be accelerated to 5:00 p.m. on March 2, 2006, or as soon as possible thereafter.

        Boston Scientific acknowledges that the disclosure in the Registration Statement is the responsibility of Boston Scientific. Boston Scientific also represents to the Securities and Exchange Commission (the "Commission") that should the Commission or the staff of the Commission (the "Staff"), acting pursuant to its delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and Boston Scientific represents that it will not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Boston Scientific further acknowledges that the action of the Commission or the Staff, acting pursuant to its delegated authority, in declaring the filing effective does not relieve Boston Scientific from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Very truly yours,
BOSTON SCIENTIFIC CORPORATION
By:	/s/ LAWRENCE J. KNOPF Name: Lawrence J. Knopf Title: Vice President, Assistant General Counsel
cc:
Paul W. Sandman, Boston Scientific Corporation
Bernard E. Kury, Guidant Corporation
Peter D. Lyons, Shearman & Sterling LLP
Clare O'Brien, Shearman & Sterling LLP
Scott D. Petepiece, Shearman & Sterling LLP
Charles W. Mulaney, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
Brian W. Duwe, Skadden, Arps, Slate, Meagher & Flom LLP

QuickLinks

[LETTERHEAD OF SHEARMAN & STERLING LLP]
[Boston Scientific Letterhead]